SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

GLOBAL SHIP LEASE, INC. (Formerly known as GSL Holdings, Inc.)

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2183105

(CUSIP Number)

CMA CGM S.A.
4, Quai d’Arenc
Marseille Cedex 02 13235
+33 (0) 4 88 91 90 00
Attn: Michel Sirat

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2013

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes ).

CUSIP NO. Y27183105	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON CMA CGM S.A. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,610,550 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,610,550 (1)
	10	SHARED DISPOSITIVE POWER 0
11	CITIZENSHIP OR PLACE OF ORGANIZATION AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,610,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.6% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Represents (i) 20,478,650 Class A common shares, par value $0.01 per share, of the Issuer held by CMA CGM S.A., and (ii) 3,131,900 Class A common shares of the Issuer underlying warrants held by CMA CGM S.A. that are exercisable until their expiration on September 1, 2013.

(2)	See Item 5(a).

CUSIP NO. Y27183105	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON Jacques R. Saadé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,610,550 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,610,550 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,610,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Class A common shares of the Issuer held by CMA CGM S.A., a French company controlled by Mr. Saadé, and warrants of the Issuer held by CMA CGM S.A. that are exercisable for Class A common shares of the Issuer.

(2)	See Item 5(a).

Introductory Statement

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Class A common shares, $0.01 par value (the “Class A Common Shares”), of Global Ship Lease, Inc., a Marshall Islands corporation (the “Issuer”) and is being filed jointly by CMA CGM S.A. (“CMA CGM”) and Mr. Jacques R. Saadé (hereinafter referred to as the “Reporting Persons”).  This Amendment No. 1 amends and supplements the Schedule 13D as previously jointly filed by the Reporting Persons on August 14, 2008 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) with respect to the items set forth below.

Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Original Schedule 13D.

Item 1.    Security and Issuer.

The Issuer’s principal executive offices are located at Portland House, Stag Place, London SW1E 5RS, United Kingdom.

Item 2.    Identity and Background.

(a)  No material change.

(b)  No material change.

(c)  Mr. Jacques R. Saadé is the General Manager and Chairman of the Board of Directors of CMA CGM.  Each of Farid T. Salem and Rodolphe Saade are members of the Board of Directors and executive officers of CMA CGM.  Michel Sirat, Group Chief Financial Officer, Nicolas Sartini, Group Senior Vice-President; Jean-Philippe Thenoz, Group Senior Vice-President; and Franck J. Baragona, President of CMA CGM America, are also executive officers of CMA CGM.  With the exception of Franck Baragona, the address for all these individuals is 4, quai d’Arenc, Marseille Cedex 02 13235.  Franck Baragona is located at 5701 Lake Wright Drive, Norfolk, Virginia 23502.

(d)  To the best of the Reporting Persons’ knowledge, during the last five years, none of the individuals referenced in (c) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  To the best of the Reporting Persons’ knowledge, during the last five years, none of the individuals referenced in (c) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The individuals referenced in (c) have French citizenship, with the exception of Franck Baragona who has U.S. citizenship.

Item 3.    Source and Amount of Funds or Other Consideration.

 No material change.

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

(a)  As of the date hereof, CMA CGM owns 20,478,650 Class A Common Shares and warrants that are exercisable for 3,131,900 Class A Common Shares, which represent an aggregate of approximately 46.6% of the issued and outstanding Class A Common Shares based on the Issuer’s most recent Form 6-K filed with the Commission on November 14, 2012 and such warrants, which is an increase of approximately 15.7% as a result of the automatic conversion on January 1, 2009 of the Class C common shares of the Issuer held by CMA CGM.  Mr. Jacques R Saadé may be deemed the beneficial owner of the Class A Common Shares owned by CMA CGM.

(b)  No material change.

(c)  No material change.

(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented to add the following information:

The following descriptions are qualified in their entirety by the instruments included as exhibits to this Amendment No. 1.

CLASS B AND C COMMON SHARES

Conversion.  In accordance with the rights of the Class C common shares of the Issuer set forth in the Articles, the 12,375,000 Class C Common Shares that were previously issued to CMA CGM as a result of the closing of the Merger under the Merger Agreement and were described in Item 3 of the Original Schedule 13D, automatically converted to Class A Common Shares on a one-for-one basis on January 1, 2009.

PLEDGE AND SECURITY AGREEMENT

On February 11, 2013, CMA CGM entered into a Pledge and Security Agreement (the “Pledge Agreement”) with Natixis, an entity organized under the laws of France, as security agent (the “Security Agent”) for the benefit of the secured parties (the “Secured Parties”) substantially in the form of Exhibit 2 hereto.  Under the Pledge Agreement, CMA CGM pledged to the Security Agent for the benefit of the Secured Parties 20,478,650 Class A Common Shares and 3,934,050 Class B common shares of the Issuer (collectively, the “Pledged Shares”) to secure all monies and obligations owing to the Secured Parties under a Facility Agreement, dated February 11, 2013, as amended on February 14, 2013 (the “Facility Agreement”), among CMA CGM, the financial institutions listed therein as lenders, Natixis, as facility agent and Security Agent, pursuant to which lenders agreed to make available to CMA CGM a euro-denominated term loan facility.

CMA CGM will be entitled to exercise all voting and other rights attaching to the Pledged Shares until the Security Agent enforces its security under the terms of the Pledge Agreement and becomes the registered holder of the Pledged Shares.  CMA CGM agreed in the Pledge Agreement that it will not, among other things, sell, transfer or otherwise dispose of any of the Pledged Shares during the term of the Pledge Agreement.

PREFERRED SHARES

Of the 1,000 Series A preferred shares of the Issuer (the “Preferred Shares”) that CMA CGM previously received in connection with the Merger, 63 Preferred Shares have been redeemed by the Issuer and, as a result, CMA CGM holds 937 Preferred Shares as of the date hereof.  The Issuer and CMA CGM also agreed that in lieu of the dates for mandatory redemption contained in the Certificate of Designations for the Preferred Shares, CMA CGM would allow for the mandatory redemption of the Preferred Shares at par by quarterly installments of approximately $4.0 million commencing on August 31, 2016 and ending on August 31, 2019.

FIRST AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

On February 11, 2013, the Issuer and CMA CGM entered into that certain First Amendment to Registration Rights Agreement (the “First Amendment”) substantially in the form of Exhibit 3 hereto.  The First Amendment amended a registration rights agreement, dated as of August 14, 2008, by and among the Issuer, CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial shareholders of Marathon  by modifying, among other things, (A) the definition of “CMA Shares” to clarify that all shares of the Issuer pledged as collateral by CMA CGM (collectively, the “Pledged Shares”) are included in such definition, (B) the definition of “Permitted Transferee” to include (amongst others) the Security Agent in respect of a transfer or assignment and also any purchaser of such Pledged Shares upon foreclosure or other exercise of remedies by the Security Agent and (C) Section 6.1 of the Registration Rights Agreement to clarify that the rights under the Registration Rights Agreement may be transferred and assigned to the Security Agent and also any purchaser of such Pledged Shares.

Item 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Power of Attorney by Jacques R Saadé, dated as of 28 February 2013.
2	Form of Pledge and Security Agreement between CMA CGM and the Security Agent for the benefit of the Secured Parties.
3	Form of First Amendment to Registration Rights Agreement between the Issuer and the insiders listed on the signature page thereto.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

/s/ Michel Sirat , Attorney-in-Fact
Jacques R. Saadé

CMA CGM S.A.

By:	/s/ Michel Sirat
Name:	Michel Sirat
Title:	Group Chief Financial Officer